UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

333-134748

(Commission File Number)

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CHAPARRAL ENERGY, INC.

(Full Name of Registrant)

(Former Name if Applicable)

701 Cedar Lake Boulevard

(Address of Principal Executive Office (Street and Number))

Oklahoma City, Oklahoma 73114

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant recently negotiated and executed a stock purchase agreement whereby the Registrant will sell, on a private basis, $325 million of common stock. The devotion of management’s attention to such negotiations have caused management to be unable, through reasonable effort and expense, to file the Registrant’s 2009 Form 10-K on or before the prescribed due date. The Registrant expects to file its Form 10-K within fifteen calendar days of the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joseph O. Evans	405	478-8770
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Chaparral Energy, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2010	By:	/s/ Joseph O. Evans
Joseph O. Evans, Chief Financial Officer
and Executive Vice President

Exhibit to Form 12b-15

Chaparral Energy, Inc.

We expect our 2009 oil and natural gas revenues to decrease approximately $209 million, or 42%, to approximately $292 million compared to 2008 revenues due to a 46% decrease in the average commodity price per Boe, partially offset by an 8% increase in sales volumes. In addition, we recorded non-cash pre-tax ceiling test impairments of our oil and natural gas properties of approximately $241 million and $281 million in 2009 and 2008. As a result of these and other transactions, we expect our 2009 net loss to increase approximately $89 million to approximately $144 million. We expect our 2009 cash flow from operations to be approximately $99 million compared to approximately $146 million in 2008.